UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM N-54A

              NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55
             THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED
                      PURSUANT TO SECTION 54(a) OF THE ACT

         The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:


Name:                                                Ametrine Capital, Inc.

Address of Principal Business Office:                4 Berkowitz Street
                                                     Tel Aviv, Israel 61180

Telephone Number:                                    +972 3 7778200

Name and address of agent for service of process:    Corporation Service Company
                                                     2711 Centerville Road, Suite 400
                                                     Wilmington, DE 19808

Copy to:                                             David C. Mahaffey, Esq.
                                                     Sullivan & Worcester LLP
                                                     1666 K Street, NW
                                                     Washington, DC 20006


  Check one of the following:

[X] The company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed:
                File No. 000-53499

[ ] The company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company: Not Applicable

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company: Not Applicable

         The undersigned company certifies that it is a closed-end company organized under the laws of Delaware and with its principal place of business in Tel Aviv, Israel; that it will be operated for the purpose of making investments in securities described in section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

         Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to section 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of Tel Aviv and country of Israel on the 17th day of November, 2008.


                                             Ametrine Capital, Inc.

                                             By: /s/ Lior Ostashinsky
                                                 ------------------------
                                             Name: Lior Ostashinsky
                                             Title: President and Chairman

                                             Attest: /s/ Oren Amitzur
                                                     --------------------
                                             Name:   Oren Amitzur
                                             Title:  Director